DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037071

NO ACT
P.E 3-22-02
1-07699

April 24, 2002

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

Jean D. Billyou
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614-8557

Act	1934
Section	
Rule	14A-8
Public Availability	4/24/2002

Re: Fleetwood Enterprises, Inc.
Incoming letter dated March 22, 2002

Dear Ms. Billyou:

This is in response to your letter dated March 22, 2002 concerning a shareholder proposal submitted to Fleetwood by Mark Latham. We also have received a letter from the proponent dated April 12, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street # 3934
San Francisco, CA 94104

CRGH

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

4 Park Plaza Irvine, California 92614-8557
(949) 451-3800 (949) 451-4220 Fax
www.gibsondunn.com

jbillyou@gibsondunn.com

March 22, 2002

Direct Dial
(949) 451-3880

Client No.
C 29003-00037

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted by Mark Latham*

Ladies and Gentlemen:

We are writing on behalf of our client, Fleetwood Enterprises, Inc., a Delaware corporation ("Fleetwood" or the "Company"), and hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Fleetwood excludes a proposal (the "Proposal") submitted by Mark Latham (the "Proponent") from the Company's proxy materials for the 2002 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Rule 14a-8(j), we are furnishing you with six copies of (1) this letter which outlines Fleetwood's reasons for excluding the Proposal from its Proxy Materials, (2) correspondence between the Company and the Proponent and (3) the Proponent's letter setting forth the Proposal, including the attachments thereto. We also are sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials. Fleetwood plans to file its definitive Proxy Materials with the Commission on or after July 15, 2002. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal

The Proposal is word for word the same (except for the names of the companies) as a proposal submitted by the same Proponent last year to SONICblue Inc. (the "Identical

Proposal") and which the SEC has already considered. ***See*** **SONICblue Inc. (March 23, 2001) ("SONICblue").**

The Proponent submitted his Proposal for presentation at Fleetwood's next annual meeting by letter dated January 25. In accordance with Rule 14a-8(f), Fleetwood sent a letter to the Proponent dated February 7, 2002, requesting information necessary to determine whether the Proponent satisfied the eligibility requirements set forth in Rule 14a-8(b) and to request that the Proponent omit reference in the Proposal to his Web site as a source for further information concerning the Proposal in accordance with the procedural requirements of Rule 14a-8(d). By letter dated February 20, 2002, Proponent provided Fleetwood with information regarding his eligibility pursuant to Rule 14a-8(b) and declined to revise the Proposal to remove reference to the Web site.

The Proposal requests that the Board allow the stockholders annually to select the Company's independent auditors. In SONICblue, the Staff granted the company's request for no-action advice stating that the Identical Proposal could be omitted under Rule 14a-8(i)(7). As was the case with SONICblue, Inc., Fleetwood believes that the Proposal at issue may be omitted from its Proxy materials, or if included it should be modified, based on the following reasons, as more fully discussed below:

1. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to Fleetwood's ordinary business operations;

2. Rule 14a-8(i)(1), because the Proposal concerns a subject upon which stockholders may not properly take action under the laws of the State of Delaware, Fleetwood's state of incorporation;

3. Rule 14a-8(i)(3), because the Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9; and

4. Rule 14a-8(i)(3), because the Proposal incorporates irrelevant information that is materially false and misleading under Rule 14a-9.

Reasons for Omission of the Proposal

1. ***The Proposal deals with a matter relating to Fleetwood's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).***

Fleetwood may exclude the Proposal pursuant to Rule 14a-8(i)(7), which permits the omission of proposals that deal with matters relating to the company's ordinary business operations. As described above, the Proposal at issue is identical to the proposal submitted by this same Proponent in SONICblue. The Staff granted the registrant's no-action request in SONICblue providing that the registrant had a basis for excluding the Identical Proposal, as a matter "relating to [the company's] ordinary business operations (*i.e.*, the method of selecting independent auditors)." Accordingly, the Staff stated that it would not recommend enforcement action if the registrant omitted the Identical Proposal under Rule 14a-8(i)(7).

In several other recent no-action letters, the Staff has affirmed that the method of selecting independent auditors is a matter relating to a company's ordinary business operations. *See* Community Bancshares, Inc. (March 15, 1999) (proposal requesting that the company's bylaws be amended to require that its independent auditors be a regional or national certified accounting firm and be selected by an independent audit committee); Excalibur Technologies Corporation (May 4, 1998) (proposal requesting that the appointment of independent auditors be subject to stockholder approval); LTV Corp. (December 22, 1997) (proposal requesting that the board disclose certain financial information of the company's auditors in the proxy statement); Occidental Petroleum Corporation (January 22, 1997) (proposal requesting that the board provide information regarding the financial capacity of the company's independent auditors to pay claims for malpractice, negligence and fraud); Transamerica Corporation (March 8, 1996) (proposal requiring new auditors every four-years).

We note that this long-standing approach contrasts with the Staff's reaction to the entirely distinct issue raised by proposals to prohibit an auditing firm from providing non-audit services. *See* Motorola Inc. (January 16, 2002); Ameren Corp. (January 14, 2002); *see also* The Walt Disney Company (December 18, 2001). The Staff explained in Ameren Corp. that such proposals may not be omitted "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." This issue of the impact of non-audit services on auditor independence is entirely different from issue presented by the Proposal, which involves the method of selecting independent auditors.

Fleetwood respectfully submits that the responsibility of selecting its independent auditors is a matter of the Company's ordinary business. Such responsibility rests in the hands of Fleetwood's board of directors (the "Board") in managing the business and affairs of the Company. In carrying out its responsibilities, Fleetwood has established an independent audit committee (the "Audit Committee") which, unless the Board has otherwise directed, has authority to select, evaluate and, if appropriate, remove the Company's independent auditors. Further, Fleetwood has adopted an Audit Committee Charter (the "Charter") that details the qualifications for membership of the Committee, including independence and financial literacy, and specifically defines the detailed responsibilities of the members, including reviewing and analyzing the independence and responsiveness of the Company's auditors. In further evaluating the performance of the auditors, the Audit Committee will consider the auditors' expertise and resources, and also the time and resources required to acquaint new auditors with the Company and its procedures. Because of the need to evaluate these and other factors, and because of the expertise and independence Fleetwood requires of those directors who perform that evaluation, it is reasonable and appropriate that the selection of the Company's independent auditors fall within the purview of the Board and the Audit Committee as part of the Company's ordinary business operations.

In addition, under NYSE Rule 303.01, the Company's Audit Committee must consist of at least three directors who are independent of the Company's management and who must be able to read and understand financial statements. NYSE Rule 303.01 also requires each U.S.-listed company to adopt a written audit committee charter which must specify that, among other matters, (i) the outside auditors are ultimately accountable to the board of directors and the audit committee, (ii) the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditors is vested in the board and audit committee, and (iii) the audit committee will ensure that the outside auditors periodically provide formal written statements regarding all relationships with the company—whereby the audit committee will then review such statements and open up a dialogue with the outside auditors regarding all such disclosed relationships or services that may impact the objectivity and independence of the company's outside auditors—and then make appropriate recommendations to the board in response.

The NYSE audit committee provisions place ultimate responsibility for the selection of independent auditors on the board of directors and the audit committee. The Proposal at issue, contrary to the NYSE audit committee provisions and the Company's Charter, allows "any qualified auditing firm" to "put itself on the ballot," as stated in paragraph 3 of the Proposal. Therefore, the Proposal, if adopted, would conflict with the Board and the Audit Committee's conduct of ordinary business operations, including overseeing, removing, selecting or recommending auditors, as required under NYSE Rule 303.01 and the Company's Charter.

2. *Under Delaware law, the Proposal is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).*

In addition, Fleetwood may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(1) which permits the omission of a stockholder proposal that is not a proper subject for stockholder action under the laws of the company's state of incorporation. The Proposal, if adopted, would mandate that the stockholders annually elect the Company's independent auditors and thereby improperly intrudes upon the Board's authority.

The Note to Rule 14a-8(i)(1) states that some proposals are not considered proper under state law if they would be binding on the company if approved by stockholders. The Staff has interpreted this position to mean that the board has exclusive discretion in corporate matters, unless a specific provision in a state's corporate code or in the corporation's charter or bylaws states otherwise. *See* Securities and Exchange Act Release No. 34-12999 (November 22, 1976); *see also* Pay Less Drug Stores (April 11, 1975) (proposal may be omitted where California Corporations Code does not specifically provide for stockholder decisions regarding selection of the company's independent auditors).

Fleetwood is a Delaware corporation. No provision in Fleetwood's bylaws, its Certificate of Incorporation, or the Delaware General Corporation Law (the "DGCL") vests the stockholders with the power to select the Company's independent auditors. To the contrary, Section 141(a) of the DGCL provides that the business and affairs of the corporation shall be managed by or under the direction of its board of directors, unless its bylaws or certificate of incorporation state otherwise. Fleetwood's bylaws specifically provide that the business and affairs of the Company shall be managed by the Board. In addition, Section 122(5) of the DGCL provides the corporation with the power to "appoint such officers and agents as the business of the corporation requires." In this regard, Fleetwood's stockholders have elected the Board and thereby empowered it with the authority and responsibility to manage the Company's business and affairs.

The Staff has previously affirmed the position that, where a state's corporate code: (i) vests the company with the power to choose corporate agents and (ii) provides that the board shall, subject to the company's articles or bylaws, have the corporate power to control the company's business and affairs—a company is then permitted to exclude a stockholder proposal that deals with the method of selecting its independent auditors as an encroachment on the board's authority. *See* Pay Less Drug Stores (April 11, 1975) (citing from the California Corporations Code). In a no-action letter issued to Pay Less Drug Stores, the Staff stated that it would not recommend enforcement action if the company excluded a stockholder proposal that provided for an individual stockholder nominating the company's auditors. The Staff took the position that there was some basis for excluding the proposal in Pay Less Drug Stores as not a proper subject for stockholder action under California law. Parallel with the provisions of California's Corporations Code cited in Pay Less Drug Stores, the DGCL utilizes analogous language to empower the board in handling a corporation's business and affairs and in selecting corporate agents. Similar to Pay Less Drug Stores, the Proposal at issue contravenes Delaware law and is thus not a proper subject for stockholder action.

We respectfully submit that absent any provision in the DGCL, Fleetwood's Bylaws or its Certificate of Incorporation, the Board holds the exclusive power to select its independent auditors, with the authority to delegate that power to the Audit Committee of the Board.

3. ***The Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3).***

Fleetwood also may exclude the Proposal pursuant to Rule 14a-8(i)(3) which provides for the omission of proposals that are contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has previously taken the position that proposals deemed vague and indefinite are misleading under Rule 14a-9 and, therefore, excludable under Rule 14a-8(i)(3).

In a no-action letter issued to Connecticut Natural Gas Corporation (November 29, 1993), the Staff granted the registrant's request for no-action advice with respect to its decision to exclude a stockholder's proposal because the proposal was ambiguous as to the criteria for selection of the auditors, the voting process by which the auditors should be chosen, and the effect the proposal would have on the board in the event of an affirmative vote. In Connecticut Natural Gas Corporation, the stockholder proposal did not address or set any standards for the selection of auditors, and further, it failed to provide rules for the voting process.

Similarly, the Proposal at issue is vague and indefinite as to both the standards for selecting auditors and voting procedures. The Proposal fails to provide any criteria for the selection of auditors or provide for the manner in which auditors might appear on the ballot. Rather, the Proponent states merely that any "qualified" accounting firm could place itself on the ballot. Fleetwood's business requires the services of an accounting firm with sophisticated knowledge and experience. The Proposal fails to define or address what "qualified" entails and whether "qualified" includes only members of the "big five" accounting firms or whether any accounting firm would suffice. Further, in order to qualify, must the Company's Audit Committee first evaluate and interview the candidates? If not, the Company would not be in compliance with NYSE Rule 303.01 or its Charter, as described above.

In addition, the Proposal fails to describe the voting process for selecting the independent auditors—particularly what would happen in the event that three or more accounting firms have placed themselves on the ballot. Under Section 216 of the DGCL and in conjunction with the Company's Certificate of Incorporation and Bylaws, stockholder action, other than the election of directors, requires an affirmative vote of a majority of the shares present or represented at the meeting and entitled to vote on the subject matter. If there are three or more accounting firms on the ballot and no firm receives a majority of such votes, then any such selection would be invalid and would not constitute action by the stockholders. Thus, absent any other voting procedures, the Proposal could leave Fleetwood without any independent auditors.

The Company respectfully submits that the Proposal's deficiencies render the Proposal so vague and indefinite as to violate Rule 14a-9.

4. ***The Proposal includes reference to the Proponent's Web site as a source for additional information on the Proposal, but the Web site incorporates irrelevant information that is materially false and misleading under Rule 14a-9 and, therefore, reference to the Web site may be excluded under Rule 14a-8(i)(3).***

The Proponent includes his Web site address, "corpmon.com," in the supporting statement to the Proposal as a source for additional information. The Staff has indicated that a Web site which is referenced in a proposal or supporting statement and provides irrelevant information that is materially false or misleading or otherwise contravenes the proxy rules may be excluded under Rule 14a-8(i)(3). *See* Staff Legal Bulletin No. 14, Questions and Answers C.2.b. and F.1. (July 13, 2001).

The Proponent's Web site includes information that is entirely irrelevant to the Proposal and that impermissibly expands on its scope. Specifically, a substantial portion of the Proponent's Web site, as of March 19, 2002, addresses proposals regarding the use of proxy advisory firms, which bear no relation to the subject matter of the Proposal. In this regard, the Proponent discusses stockholder voting alternatives, voting system reforms and the use of proxy advisory firms in connection therewith. In addition, the Proponent's Web site is false and misleading by providing a link to an article entitled "SEC Clarifies Position on Auditor Independence Resolution." The author of the article asserts that the Staff's position regarding stockholder proposals that seek to prohibit auditing firms from providing non-audit services, as discussed and distinguished above, implicates a change in the Staff's position regarding proposals similar to the Proponent's in SONICblue and thus the Proposal at issue. In addition, the Proponent's Web site discusses his "Pre-IPO" initiative for the start of new companies and further provides several personal links, including his resume, commercial interests and his "personal home page." Again, none of the additional information provided at the Proponent's Web site is relevant to the subject matter of the Proposal. Instead, the information provided at the Proponent's Web site is, at best, only topically related to auditors, generally, but substantively irrelevant to the matter of the selection of auditors by stockholders, and reference to the Web site as a source of information on the Proposal is thereby more likely to confuse and mislead stockholders who view the Web site. Reference to the Proponent's Web site in general, and specifically as a source for additional information on the Proposal, contravenes the proxy rules by being materially false and misleading as to the subject matter of, and reasons supporting, the Proposal. Finally, because the Proponent's Web site is subject to change at his whim, the information provided at the Web site could be altered in the future (as has been done in recent weeks) to present additional and different information while his Proposal is under consideration by Company stockholders, thus enabling the Proponent to further expand the scope of the Proposal and its supporting statement.

We respectfully submit that because the Proponent's Web site includes and discusses information that is irrelevant to the subject matter of the Proposal, is likely to confuse stockholders and is subject to change by the Proponent, reference to it in the Proposal violates Rule 14a-9's prohibition against false and misleading statements in proxy soliciting materials. For these reasons reference to the Web site should be excluded from the Proposal in any event.

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from Fleetwood's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you before the issuance of your response. If you have any questions regarding this request or require any additional information, please contact me at (949) 451-3880, or Mark Shurtleff at (949) 451-3802.

Very truly yours,

Jean D. Billyou

JDB/jdb
Enclosure(s)

cc: Mr. Mark Latham

Forrest D. Theobald
Leonard J. McGill
Fleetwood Enterprises, Inc.

Mark W. Shurtleff
Gibson, Dunn & Crutcher LLP

30262602_4.DOC

FLEETWOOD

Fleetwood Enterprises, Inc.
3125 Myers Street, P.O. Box 7638
Riverside, California 92513-7638
(909) 351-3500

February 7, 2002

By Overnight Courier

Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street #3934
San Francisco, CA 94104

Dear Mr. Latham:

We are writing in response to your letter dated January 25, 2002, in which you submit a resolution for action at Fleetwood's next annual meeting of stockholders. As you know, your eligibility to require the company to include a proposal in its proxy statement for the next annual meeting of stockholders is governed by Rule 14a-8 of the Securities and Exchange Act of 1934. For your convenient reference, I am enclosing a copy of SEC Rule 14a-8.

Rule 14a-8(d) limits the length of a proposal, including any accompanying supporting statement, to 500 words. While the text of your proposal and the supporting statement included in your correspondence does not exceed 500 words, your reference to the website as a source for information on your proposal impermissibly expands the length of your proposal and supporting statement, incorporates additional information that is irrelevant to your proposal and which may be read to incorporate additional proposals to that submitted with your correspondence. As of the present date, and presumably subject to change, the referenced website presents information concerning similar proposals made to different companies as well as proposals related to proxy advisory services and general information regarding corporate monitoring. Your proposal and accompanying supporting statement should be revised to omit reference to the website to avoid impermissibly expanding the size and scope of your proposal. As a reminder, pursuant to Rule 14a-8(c), you are prohibited from submitting more than one proposal.

In addition, pursuant to Rule 14a-8(b), you must have continuously held at least $2,000 or 1% of the company's common stock for at least one year on the date your proposal is submitted. You also must continue to hold these securities through the date of the stockholder meeting. We have reviewed the copies of the several brokerage account statements you provided, some of which do bear your name and do appear to demonstrate ownership of at least $2,000 worth of the company's common stock on several different dates since December 31, 2000. For the reasons described below, we were unable to determine your eligibility to submit a proposal, although from the copies of your brokerage account statements, it does appear that you are not the registered holder of company stock, rather the record owner is your broker. Please provide us with the required evidence of your continuous qualifying stock ownership in the company. Pursuant to Rule 14a-8(b)(2), you may document your holdings of company stock through a record holder in one of two ways. You may either (a) furnish an affirmative written statement from the record holder (*e.g.*, the bank or broker who holds your stock for you) that specifically verifies that you have held the required amount of stock continuously for a period of one year as of the date you submit your proposal, or (b) furnish copies of reports filed with the SEC documenting your stock ownership (*e.g.*, filings on Schedule 13D or 13G or Form 3, 4 or 5).

Pursuant to Rule 14a-8(f), you have fourteen (14) calendar days from receipt of this letter to provide us with documentation to establish your qualifying stock ownership in the company and to revise your proposal to omit reference to the website, as specified above. The necessary stock ownership documentation and any revised proposal you may wish to submit in compliance with Rule 14a-8 should be delivered to the undersigned.

Sincerely,

Forrest D. Theobald
Secretary

OC_30259705_1.DOC

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: **If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

2. Any communications made under this Rule 14a-12 after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Rule 14a-13. Obligations of Registrants in Communicating With Beneficial Owners.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

(1) By first class mail or other equally prompt means:

(i) Inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of copies of the annual report to security holders necessary to supply such report to beneficial owners to whom such reports are to be distributed by such record holder or its nominee and not by the registrant; (C) if the record holder has an obligation under Rule 14b-1(b)(3) or 14b-2(b)(4)(ii) and (iii), whether an agent has been designated to act on its behalf in fulfilling such obligation and, if so, the name and address of such agent; and (D) whether it holds the registrant's securities on behalf of any respondent bank and, if so, the name and address of each such respondent bank; and

(ii) Indicate to each such record holder: (A) whether the registrant, pursuant to paragraph (c) of this rule, intends to distribute the annual report to security holders to beneficial owners of its securities whose names, addresses and securities positions are disclosed pursuant to Rule 14b-1(b)(3) and Rule 14b-2(b)(4)(ii) and (iii); (B) the record date; and (C) at the option of the registrant, any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities;

(2) Upon receipt of a record holder's or respondent bank's response indicating, pursuant to Rule 14b-2(b)(1)(i), the names and addresses of its respondent banks, within one business day after the date such response is received, make an inquiry of and give notification to each such respondent bank in the same manner required by paragraph (a)(1) of this rule; *provided, however*, the inquiry required by paragraphs (a)(1) and (a)(2) of this rule shall not cover beneficial owners of exempt employee benefit plan securities;

(3) Make the inquiry required by paragraph (a)(1) of this rule at least 20 business days prior to the record date of the meeting of security holders, or:

(i) If such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable, or

(ii) If consents or authorizations are solicited, and such inquiry is impracticable 20 business days before the earliest date on which they may be used to effect corporate action, as many days before that date as is practicable, or

(iii) At such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown; *provided, however*, that if a record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such inquiries, the inquiry shall be made to such designated office(s) or department(s); and

(4) Supply, in a timely manner, each record holder and respondent bank of whom the inquiries required by paragraphs (a)(1) and (a)(2) of this rule are made with copies of the proxy, other proxy soliciting material, and/or the annual report to security holders, in such quantities, assembled in such form and at such a place(s), as the record holder or respondent bank may reasonably request in order to send such material to each beneficial owner of securities who is to be furnished with such material by the record holder or respondent bank; and

(5) Upon the request of any record holder or respondent bank that is supplied with proxy soliciting material and/or annual reports to security holders pursuant to paragraph (a)(4) of this rule, pay its reasonable expenses for completing the mailing of such material to beneficial owners.

Notes. 1. If the registrant's list of security holders indicates that some of its securities are registered in the name of a clearing agency registered pursuant to Section 17A of the Act (*e.g.*, "Cede & Co.," nominee for the Depository Trust Company), the registrant shall make appropriate inquiry of the clearing agency and thereafter of the participants in such clearing agency who may hold securities on behalf of a beneficial owner or respondent bank, and shall comply with the above paragraph with respect to any such participant (*see* Rule 14a-1(i)).

2. The attention of registrants is called to the fact that each broker, dealer, bank, association and other entity that exercises fiduciary powers has an obligation pursuant to Rule 14b-1 and Rule 14b-2 (except as provided therein with respect to exempt employee benefit plan securities held in nominee name) and, with respect to brokers and dealers, applicable self-regulatory organization requirements to obtain and forward, within the time periods prescribed therein: (a) proxies (or in lieu thereof requests for voting instructions) and proxy soliciting materials to beneficial owners on whose behalf it holds securities, and (b) annual reports to security holders to beneficial owners on whose behalf it holds securities, unless the registrant has notified the record holder or respondent bank that it has assumed responsibility to mail such material to beneficial owners whose names, addresses and securities positions are disclosed pursuant to Rule 14b-1(b)(3) and Rule 14b-2(b)(4)(ii) and (iii).

3. The attention of registrants is called to the fact that registrants have an obligation, pursuant to paragraph (d) of this rule, to cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

(b) Any registrant requesting pursuant to Rule 14b-1(b)(3) and Rule 14b-2(b)(4)(ii) and (iii) a list of names, addresses and securities positions of beneficial owners of its securities who either have consented or have not objected to disclosure of such information shall:

(1) By first class mail or other equally prompt means, inquire of each record holder and each respondent bank identified to the registrant pursuant to Rule 14b-2(b)(4)(i) whether such record holder or respondent bank holds the registrant's securities on behalf of any respondent banks and, if so, the name and address of each such respondent bank;

(2) Request such list to be compiled as of a date no earlier than five business days after the date the registrant's request is received by the record holder or respondent bank; *provided, however*, that if the record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such requests, the request shall be made to such designated office(s) or department(s);

(3) Make such request to the following persons that hold the registrant's securities on behalf of beneficial owners: all brokers, dealers, banks, associations and other entities that exercise fiduciary powers; *provided, however,* such request shall not cover beneficial owners of exempt employee benefit plan securities as defined in Rule 14a-1(d)(1); and, at the option of the registrant, such request may give notice of any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities;

(4) Use the information furnished in response to such request exclusively for purposes of corporate communications; and

(5) Upon the request of any record holder or respondent bank to whom such request is made, pay the reasonable expenses, both direct and indirect, of providing beneficial owner information.

Note. A registrant will be deemed to have satisfied its obligations under paragraph (b) of this rule by requesting consenting and non-objecting beneficial owner lists from a designated agent acting on behalf of the record holder or respondent bank and paying to that designated agent the reasonable expenses of providing the beneficial owner information.

(c) A registrant, at its option, may mail its annual report to security holders to the beneficial owners whose identifying information is provided by record holders and respondent banks, pursuant to Rule 14b-1(b)(3) and Rule 14b-2(b)(4)(ii) and (iii), *provided* that such registrant notifies the record holders and respondent banks, at the time it makes the inquiry required by paragraph (a) of this rule, that the registrant will mail the annual report to security holders to the beneficial owners so identified.

(d) If a registrant solicits proxies, consents or authorizations from record holders and respondent banks who hold securities on behalf of beneficial owners, the registrant shall cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

Rule 14a-14. Modified or Superseded Documents.

(a) Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded, for purposes of the proxy statement, to the extent that a statement contained in the proxy statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

(b) The modifying or superseding statement may, but need not, state it has modified or superseded a prior statement or include any other information set forth in the document that is not so modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted an untrue statement of a material fact, an omission to state a material fact necessary to make a statement not misleading, or the employment of a manipulative, deceptive, or fraudulent device, contrivance, scheme, transaction, act, practice, course of business or artifice to defraud, as those terms are used in the Securities Act of 1933, the Securities Exchange Act of 1934 ("the Act"), the Public Utility Holding Company Act of 1935, the Investment Company Act of 1940, or the rules and regulations thereunder.

(c) Any statement so modified shall not be deemed in its unmodified form to constitute part of the proxy statement for purposes of the Act. Any statement so superseded shall not be deemed to constitute a part of the proxy statement for purposes of the Act.

United Parcel Service

ATTN : RICK HARDIN
PHONE : (909)351-3577

DELIVERY NOTIFICATION

FAX RESPONSE

INQUIRY FROM: **MR. TOM LEALE**
FLEETWOOD ENT
3051 MYERS ST
RIVERSIDE CA 92503

SHIPMENT TO: **MARK LATHAM**
THE CORPORATE MONITORING
268 BUSH ST
SAN FRANCISCO CA 94104

Shipper Number 936230
Tracking Identification Number...1Z9362302941744669

According to our records 1 parcel was delivered on **02/08/02** at **9:48 A.M.**. The shipment was signed for by **KG** as follows:

SHIPPER NUMBER	PKG ID NO	TRACKING NUMBER	ADDRESS (NO/STREET,CITY)	SIGNATURE
[illegible]		[illegible]	268 BUSH ST SAN FRANCISCO	[illegible]

Heather

GSO2707:000A0000

Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street #3934
San Francisco, CA 94104, USA

Phone: (415) 786-5583
Fax/Voicemail: (415) 680-1521
E-mail: mlatham@corpmon.com
Web: www.corpmon.com

February 20, 2002

RECEIVED-LEGAL DEPT.
FEB 21 2002
FLEETWOOD ENTERPRISES, INC.

Forrest Theobald, Company Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, CA 92503-5527
Phone: (909) 351-3500
By Fedex and Fax: (909) 351-3776

File - Tr

Dear Mr. Theobald:

This is in response to your letter of February 7.

Attached is a letter from my broker, Folio(fn), documenting my holdings of Fleetwood stock. This confirms that I owned at least $2000 worth of Fleetwood stock continuously for at least one year as of my proposal submission date (January 25, 2002). I intend to maintain such ownership through the date of the year-2002 annual shareowners' meeting.

The attached broker's letter confirms that my Fleetwood stock purchases are as summarized below, and that I have not sold these holdings.

Date	Shares Purchased On Date	Share Position After Purchase
6/2/2000	231.4	231.4
10/24/2000	45.7	277.1
12/26/2000	103.2	380.3
10/3/2001	22.1	402.4

Thus my minimum holding in the last 12 months was 380.3 shares. The lowest Fleetwood share price in the last 12 months was $8.10, so the lowest value of my holding in the past year was $3080.43, surpassing the required $2000.

Regarding the website reference in my proposal, please see SEC Division of Corporation Finance Staff Legal Bulletin No. 14 (http://www.sec.gov/interps/legal/cfslb14.htm), in particular this section of it:

> **"2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.**
>
> **a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?**
>
> Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1."

Therefore my proposal does not exceed 500 words in length, so I decline to revise it at this stage.

Sincerely,

Mark Latham

[Attachment]

FOLIOfn
INVESTMENTS

February 19, 2002

Mr. Mark Latham
268 Bush Street #3934
San Francisco, CA 94104

Dear Mr. Latham:

This is to confirm that you made the following purchases of Fleetwood Enterprises, Inc. and further, that our firm has had these shares in custody, in street name, for you since purchase date.

06/02/2000	231.40495 shares
10/24/2000	45.71428 shares
12/26/2000	103.22581 shares
10/03/2001	22.08481 shares

Very truly yours,

Thomas W. Clegg
Vice President

Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street #3934
San Francisco, CA 94104, USA

Phone: (415) 786-5583
Fax/Voicemail: (415) 680-1521
E-mail: mlatham@corpmon.com
Web: www.corpmon.com

January 25, 2002

Mr. Forrest Theobald, Company Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, CA 92503-5527
Phone: (909) 351-3500
By Fedex and Fax: (909) 351-3776

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Company's proxy statement and for presentation at the Fleetwood year-2002 annual shareowners' meeting.

As confirmed in the attached copies of my brokerage account statements, I have owned at least $2000 worth of Fleetwood stock for at least one year. I intend to maintain such ownership through the date of the year-2002 annual shareowners' meeting.

Details of my Fleetwood stock purchases are below. I have never sold any of my Fleetwood stock holdings.

Date	Shares Purchased On Date	Share Position After Purchase
6/2/2000	231.4	231.4
10/24/2000	45.7	277.1
12/26/2000	103.2	380.3
10/3/2001	22.1	402.4

Thus my minimum holding in the last 12 months was 380.3 shares. As shown in the attached printout from BigCharts.com, the lowest Fleetwood share price in the last 12 months was $8.10, so the lowest value of my holding in the past year was $3080.43, surpassing the required $2000.

Please contact me if you would like to discuss this proposal.

Sincerely,

Mark Latham

[Attachments]

AUDITOR INDEPENDENCE BY SHAREOWNER VOTE

WHEREAS auditor independence of Company management helps guarantee the integrity of financial statements;

WHEREAS auditor selection by Company management may compromise auditor independence of Company management;

THEREFORE Fleetwood shareowners request the Board of Directors to have the auditor selected annually by shareowner vote. To insulate auditor selection from influence by Company management, any qualified auditing firm could put itself on the ballot. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the first such vote at the year-2003 shareowner meeting.

Supporting Statement:

Wall Street Journal, January 15, 2002:

> "The accounting industry is in urgent need of reform.
>
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

In the current system, management chooses the auditor, and shareowners merely rubber-stamp that choice. Under this proposal however, shareowners would choose (by vote) among several auditing firms competing for the position. This would encourage auditors to build their reputations in the eyes of investors rather than in the eyes of management, creating new pressure for higher standards. Investors could decide how important auditor independence is to them, and how it should be assessed.

The average investor may seem ill-equipped to make such assessments on her own. But she would not make them on her own. She would benefit from consensus-building discussion by the entire investment community, including proxy advisory firms. It is much easier to assess reputations of auditors than of board members, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

As with other voting matters, management would presumably make a recommendation on which auditor to choose. Even if the management-recommended auditor is never voted out, a rising percentage of opposition votes would provide a healthy early warning to the auditor, that its reputation is slipping and corrective action is required.

This is not to imply that there are accounting biases at Fleetwood in particular, but no one knows when and where problems may occur. This proposal would create a competitive market for auditor reputation. Investors would gain the power and flexibility to determine standards of auditing services that best meet their needs.

Further information on this proposal is on the worldwide web at www.corpmon.com .

Folios	Market Value 11-30-2000	Market Value 12-31-2000
Targets	$18,626.06	$9,242.56
Cash & Money Funds	1,117.28	16,363.43
Totals:	$19,743.34	$25,605.99

Symbol	Security	Shares	Price	Market Value
Folio: Targets (MA0044900D03)				
FLE	FLEETWOOD ENTERPRISES INC	380.34505	$10.50000	$3,993.62
SHLM	SCHULMAN A INC	302.70270	11.50000	3,481.08
SBLU	SONICBLUE INC COM	428.57143	4.12500	1,767.86
Totals: Targets				$9,242.56
Folio: Cash & Money Funds (MA0044900D01)				
COFXX	CORTLAND TR GEN MONEY MKT	1,125.47000	1.00000	1,125.47
USD	U S Dollars	---------	---------	15,237.95
USD	Cash pending from trading activity U.S. Dollars	---------	---------	0.00
Totals: Cash & Money Funds				$16,363.43
Totals:				$25,605.99

FOLIOfn

FOLIOfn

MLfolio (MA0044900D)
Individual

Account Summary
Dec 01, 2001 - Dec 31, 2001

Account Summary | Holdings Summary | Holdings Detail | Trade Summary | FOLIO Activity Detail | Cash Activity Detail

Account Registration

Mark Latham
268 Bush Street #3934
San Francisco, CA 94104

Account Value	Last Period 11-30-2001	This Period 12-31-2001	Income Summary	This Period 12-31-2001	Year To Date
Securities Held	$9,344.34	$9,004.89	Money Fund Earnings	$59.33	$281.32
Cash & Money Funds	$33,813.00	$33,872.33	Dividends Paid	$0.00	$335.94
Total:	$43,157.34	$42,877.23	Total Earnings:	$59.33	$617.26

Money Market Fund Yield: CORTLAND TR GEN MONEY MKT 1.62%

Summary of Cash and Money Fund Activity

Beginning Balance	$33,813.00
Deposits	$0.00
Securities Sold	$0.00
Money Fund Earnings Reinvested	$59.33
Dividends Paid	$0.00
Pending Cash	$0.00
Other Miscellaneous	$0.00
Withdrawals	$0.00
Securities Bought	$0.00
Checks Written	$0.00
Debit Card Transactions	$0.00
Fee Transactions	$0.00
Federal Tax Withholdings	$0.00
Ending Balance	$33,872.33

Holdings Summary

Folios	Market Value 11-30-2001	Market Value 12-31-2001
Cash & Money Funds	$33,813.00	$33,872.33
Targets2	$9,344.34	$9,004.89
Totals:	$43,157.34	$42,877.23

Holdings Detail

Symbol	Security	Shares	Price	Market Value
Folio: Cash & Money Funds (MA0044900D01)				
COEXX	CORTLAND TR GEN MONEY MKT	33,872.33000	$1.00	$33,872.33
USD	U S Dollars	——	——	$0.00
Totals: Folio: Cash & Money Funds				$33,872.33
Folio: Targets2 (MA0044900D04)				
AMESQ	AMES DEPT STORES INC COM NEW	1,306.12245	$0.24	$313.47
FLE	FLEETWOOD ENTERPRISES INC	402.42986	$11.33	$4,559.53
SHLM	SCHULMAN A INC	302.70270	$13.65	$4,131.89
Totals: Folio: Targets2				$9,004.89
Totals:				$42,877.22

Trade Summary

Date	Order #	Order Type	Buy Amount	Sell Amount	Net Amount
No Folio Trades for Period					
Totals:			$0.00	$0.00	$0.00

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		Current				Change Since Prev. Close		Change Since Purchase	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
AMESQ	AMES DEPT STORES INC NEW	1,306.12245	$0.14	$176.33	1.88%	12.50%	$0.02	($5,823.67)	(97.06%)
FLE	FLEETWOOD ENTERPRISES INC	402.42986	$10.80	$4,346.24	46.25%	2.37%	$0.25	($803.76)	(17.21%)
SHLM	SCHULMAN A INC	302.70270	$16.10	$4,873.51	51.88%	(0.31%)	($0.05)	$1,373.51	39.24%
3	Total			$9,396.08	100%			($5,353.92)	(36.30%)

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FLE

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Symbol/Security Account/Folio	Purchase Date	Shares	Total Cost Current Value	Info Entered By	Unrealized Gain/Loss
FLE FLEETWOOD ENTERPRISES INC MLfolio : Targets2	12/26/2000	103.22581	$1,000.00 $1,114.84	FOLIOfn Edit Tax Lot	long-term $114.84
FLE FLEETWOOD ENTERPRISES INC MLfolio : Targets2	10/24/2000	45.71428	$500.00 $493.71	FOLIOfn Edit Tax Lot	long-term ($6.29)
FLE FLEETWOOD ENTERPRISES INC MLfolio : Targets2	06/02/2000	231.40496	$3,500.00 $2,499.17	FOLIOfn Edit Tax Lot	long-term ($1,000.83)
FLE FLEETWOOD ENTERPRISES INC MLfolio : Targets2	10/03/2001	22.08481	$250.00 $238.52	FOLIOfn Edit Tax Lot	short-term ($11.48)

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FLE Fleetwood Enterprises, Inc. 1/25/2002 1:42 PM

Last:	Change:	Open:	High:	Low:	Volume:
10.74	0.19	10.50	10.90	10.50	77,400
	Percent Change:	Yield:	P/E Ratio:	52 Week Range:	
	1.80%	1.49	n/a	8.10 to 17.25	


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Company Data

Company Name:	Fleetwood Enterprises, Inc.
Dow Jones Industry:	Recreational Products and Services
Exchange:	NYSE
Shares Outstanding:	34,969,001
Market Cap:	375.6 Million
Short Interest:	8,854,949 (25.32%)
52-Week EPS:	-0.01
52-Week High:	17.25 on Monday, August 13, 2001
52-Week Low:	8.10 on Friday, April 06, 2001
P/E Ratio:	n/a
Yield:	1.49%
Average Price:	10.98 (50-day) 12.32 (200-day)
Average Volume:	764,600 (50-day) 337,100 (200-day)

Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street #3934
San Francisco, CA 94104, USA

Phone: (415) 786-5583
Fax: (415) 680-1521
E-mail: mlatham@corpmon.com
Web: www.corpmon.com

April 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to Fleetwood**

Ladies and Gentlemen:

I am writing in response to the March 22, 2002 letter (the "Fleetwood Letter") submitted to the Commission by Ms. Jean Billyou on behalf of Fleetwood Enterprises, Inc. ("Fleetwood" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2002 annual meeting a shareowner proposal (the "Proposal" or "my Proposal") submitted by me. The Proposal (attached) would request the Company's Board of Directors to have the Company's auditor selected annually by shareowner vote.

The Fleetwood Letter cites Rules 14a-8(i)(7) ('ordinary business'), 14a-8(i)(1) ('improper under state law'), and 14a-8(i)(3) ('false and misleading') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

While the Proposal is the same as the one I submitted to SONICblue Inc. last year, I respectfully request that the Commission staff reconsider the 'ordinary business' issue.

The ordinary business of Fleetwood is making mobile homes. Auditor selection is part of Fleetwood's corporate governance structure, along with such matters as director selection, executive stock option plan design, and whether or not to have a poison pill. Because these corporate governance issues involve potential conflicts between the interests of senior management (including the Board of Directors) and shareowners, it is appropriate for shareowners to have a voice regarding them.

From SEC Release 34-40018 (May 21, 1998):

"Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of

> ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

It is more practicable for shareowners to vote on auditor selection than to vote on director selection, which they are already doing. As the Proposal's supporting statement points out:

> "Investors could decide how important auditor independence is to them, and how it should be assessed.
>
> The average investor may seem ill-equipped to make such assessments on her own. But she would not make them on her own. She would benefit from consensus-building discussion by the entire investment community, including proxy advisory firms. It is much easier to assess reputations of auditors than of board members, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years."

The Commission staff recently disagreed with 'ordinary business' exclusion arguments regarding proposals at Walt Disney (December 18, 2001) and others, to prohibit an auditing firm from providing non-audit services. My Proposal addresses the same fundamental issue: auditor independence from undue influence by management.

Shareowners have recently become much more aware of and sensitive to auditor independence and auditor reputations. Stricter regulation of auditors can not solve the whole problem. A market for auditor reputation (which my Proposal would permit) could contribute to raising quality standards.

NYSE Rule 303.01 (mentioned in the Fleetwood Letter) was designed to bolster auditor independence in a world where the Board of Directors selects the auditor. It would be contrary to the goal of this rule to use it as an obstacle to other measures for improving auditor independence, such as my Proposal. If necessary, the Board can request that Rule 303.01 be interpreted to accommodate the case of auditor selection by shareowner vote.

Rule 14a-8(i)(1) -- 'improper under state law'

Because it is precatory, the Proposal mandates no board action, and removes no authority from Fleetwood's Board of Directors. The subject of the Proposal is a request for action by the Board. The Proposal leaves open to Fleetwood's Board several courses of action, none of which would contravene Delaware state law:

1. Do nothing.

2. To the extent permissible under Delaware state law and Fleetwood's bylaws and charter, implement the Board's interpretation of the shareowners' request.

3. Amend Fleetwood's bylaws and charter, if necessary with the approval of shareowners, to permit further implementation of the Proposal.

For a proposal to Washington Mutual (February 22, 2000) that would let shareowners choose independent agents for the company to hire, SEC staff deemed that it would not be excludable under rule 14a-8(i)(1) if it is worded as a request. The current Proposal is worded as a request.

Rule 14a-8(i)(3) ('false and misleading')

The Fleetwood Letter claims that the Proposal is vague and indefinite, comparing it with a proposal to Connecticut Natural Gas Corporation (November 29, 1993) (the "CNGC Proposal"). Although the subject matter is similar, in terms of vagueness these two proposals are as different as night and day. Here is the entire text of the CNGC Proposal:

> "I am formally requesting the following proposal be included on the proxy statement:
>
> FROM: Proposal to approve the appointment of Arthur Andersen & Co. as auditors for the fiscal year. . .
>
> TO: Proposal to approve the appointment of one of the following public accounting firms (choice of three) as auditors for the fiscal year.
>
> ††††† Option One or
>
> ††††† Option Two or
>
> ††††† Option Three"

As Connecticut Natural Gas Corporation's counsel pointed out: "The Proposal does not set forth any proposed resolution for adoption by shareholders. It does not contain any supporting statement, nor does it request that any supporting statement be included in the Company's proxy materials. It simply requests that the quoted text be included in the Company's proxy statement distributed in connection with the 1994 Annual Meeting."

By contrast, my Proposal sets forth a proposed resolution for adoption by shareholders, and contains a supporting statement.

Understandably, the Commission did not object to exclusion of the CNGC Proposal, responding: "There appears to be some basis for your view that the proposal may be omitted from the proxy materials in reliance on rule 14a-8(c)(3) because the submission is vague and indefinite." However, the Fleetwood Letter's claim that "the Staff granted the registrant's request ... because the proposal was ambiguous as to the criteria for selection of the auditors, the voting process by which the auditors should be chosen, and the effect the proposal would have on the board as a result of an affirmative vote" has no basis in the no-action letter for the words I have underlined.

Regarding the Fleetwood Letter's specific objections to my Proposal: Because it is precatory, my Proposal allows the Company's Board of Directors discretion in implementing it.

Thus the Board can determine which accounting firms are qualified, but are requested not to limit shareowner choice beyond that.

The Fleetwood Letter is right to point out that the balloting rules are important and must be determined. The Board is capable of specifying them appropriately. For example, a well known and effective way of determining a majority winner when there are multiple candidates is to let each voter rank the candidates, indicating first, second, third choice and so on.

Rule 14a-8(i)(3) ('false and misleading' re website reference)

The Fleetwood letter complains that the website referenced in the Proposal's supporting statement (www.corpmon.com) includes information irrelevant to the Proposal. However, the supporting statement also references the January 15, 2002 issue of the *Wall Street Journal*, which also includes information irrelevant to the Proposal. It is normal for a website and for a newspaper to cover a range of topics. This is not misleading, because readers know how to identify the relevant parts. At www.corpmon.com, the relevant parts are clearly identified on the home page by links labelled "Fleetwood Enterprises" and "Auditor Independence". The ability to have a computer search for specific words and phrases makes finding desired information even easier in this electronic medium.

Any website can change its contents over time; that is the nature of the medium. But the Commission staff (e.g. in Legal Bulletin No. 14, July 13, 2001) has not deemed this to be sufficient reason for excluding website references from shareowner proposals. One way to alleviate some of the concerns expressed in the Fleetwood Letter is to create a link from the referenced website to Fleetwood's website, thus enabling Fleetwood's Board to present its side of the debate to readers browsing through. In fact, I have included such a link to Fleetwood 's website, ever since submitting the Proposal in January.

Conclusion

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Fleetwood Letter regarding exclusion of the Proposal from the Fleetwood proxy statement. Please contact me with any questions about this submission.

Very truly yours,

Mark Latham

cc: Ms. Jean Billyou
Gibson, Dunn & Crutcher
4 Park Plaza
Irvine, CA 92614-8557

AUDITOR INDEPENDENCE BY SHAREOWNER VOTE

WHEREAS auditor independence of Company management helps guarantee the integrity of financial statements;

WHEREAS auditor selection by Company management may compromise auditor independence of Company management;

THEREFORE Fleetwood shareowners request the Board of Directors to have the auditor selected annually by shareowner vote. To insulate auditor selection from influence by Company management, any qualified auditing firm could put itself on the ballot. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the first such vote at the year-2003 shareowner meeting.

<u>Supporting Statement:</u>

Wall Street Journal, January 15, 2002:

> **"The accounting industry is in urgent need of reform.**
>
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

In the current system, management chooses the auditor, and shareowners merely rubber-stamp that choice. Under this proposal however, shareowners would choose (by vote) among several auditing firms competing for the position. This would encourage auditors to build their reputations in the eyes of investors rather than in the eyes of management, creating new pressure for higher standards. Investors could decide how important auditor independence is to them, and how it should be assessed.

The average investor may seem ill-equipped to make such assessments on her own. But she would not make them on her own. She would benefit from consensus-building discussion by the entire investment community, including proxy advisory firms. It is much easier to assess reputations of auditors than of board members, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

As with other voting matters, management would presumably make a recommendation on which auditor to choose. Even if the management-recommended auditor is never voted out, a rising percentage of opposition votes would provide a healthy early warning to the auditor, that its reputation is slipping and corrective action is required.

This is not to imply that there are accounting biases at Fleetwood in particular, but no one knows when and where problems may occur. This proposal would create a competitive market for auditor reputation. Investors would gain the power and flexibility to determine standards of auditing services that best meet their needs.

Further information on this proposal is on the worldwide web at www.corpmon.com .

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fleetwood Enterprises, Inc.
Incoming letter dated March 22, 2002

The proposal requests that Fleetwood select its independent auditor annually by shareowner vote.

There appears to be some basis for your view that Fleetwood may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Fleetwood omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Fleetwood relies.

Sincerely,

Keir D. Gumbs
Special Counsel